SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             WARRANTECH CORPORATION
                 --------------------------------------------------------------

                                (Name of Issuer)

                         Common Stock, $0.007 Par Value
                 --------------------------------------------------------------

                         (Title of Class of Securities)


                                                      934648106
                                 (CUSIP NUMBER)

                               MICHAEL J. SALPETER
                               36 Nicholas Avenue
                          Greenwich, Connecticut 06831
                 --------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -


                            Ralph A. Siciliano, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  April 1, 1996
                 --------------------------------------------------------------

             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                               Page 1 of 7 Pages


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-----------------------------                       ---------------------------
CUSIP No. 934648106                                      13D
-----------------------------                       ---------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Michael J. Salpeter
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                        (b) |_|


-------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                PF
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             |_|


------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

-------------------------------------------------------------------------------
              NUMBER OF                    7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                           810,061 shares of Common
              OWNED BY                              Stock (See Item 5)
                EACH
              REPORTING
             PERSON WITH
 ------------------------------------------------------------------------------
                                           8       SHARED VOTING POWER

                                                     0
 ------------------------------------------------------------------------------
                                           9       SOLE DISPOSITIVE POWER

                                                   810,061  shares   of  Common
                                                            Stock (See Item 5.)
 -------------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                            0
 ------------------------------------------------------------------------------

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                813,011 shares of Common Stock (See Item 5.)
 ------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             |_|


 ------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.1% of Common Stock  (See Item 5)
 ------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 2 of 7 Pages


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                                                   SCHEDULE 13D


                  This Schedule 13D is being filed on behalf of Michael J. Salpeter, Warrantech Corporation (the "Issuer").

 Item 1.           Security and Issuer

                   Securities acquired:  Common Stock, $0.007 par value

                   Issuer:       Warrantech Corporation
                                 300 Atlantic Street
                                 Stamford, CT  06901


 Item 2.           Identity and Background

                  Michael J. Salpeter resides at 36 Nicholas Avenue, Greenwich, Connecticut 06831. Mr. Salpeter is currently Director of Corporate Development of the Issuer. Prior to February 2, 1998, he was a director and President of the Issuer; he resigned from that position for personal reasons.

                  During the last five years, Mr. Salpeter has not been convicted in a criminal proceeding nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a decree or final order finding a violation of State or Federal securities laws, or enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws.

                  Mr. Salpeter is a citizen of the United States of America.


Item 3.           Source and Amount of Funds

                  Personal funds were used.


Item 4.           Purpose of the Transaction

                  Mr.  Salpeter has acquired  shares of Common Stock reported in
Item 5 hereof for investment purposes only, and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Mr. Salpeter reserves the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. Other than as described above, Mr. Salpeter does not have plans or proposals which would result in any of the following:

                                               Page 3 of 7 Pages


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                  1)     the acquisition by any person of additional securities
                         of the Issuer, or the disposition of securities of the Issuer;

                  2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

                  5) any material change in the present capitalization or dividend policy of the Issuer;

                  6) any other material change in the Issuer's business or corporate structure;

                  7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  8) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                  9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
                         Section 12(g)(4) of the Act; or

                  10) any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

                  (a) Mr. Salpeter is the beneficial owner of 813,011 shares of Common Stock of the Issuer, or 6.1% shares of the shares outstanding. Of the 813,011 shares of Common Stock described above, (i) 52,955 shares are held by Mr. Salpeter in his individual capacity; (ii) 13,006 shares are held in an IRA account in the name of Mr. Salpeter; (iii) 7,100 shares are held by Mr. Salpeter in trust or as custodian for his daughters; (iv) 200,000 shares are held as trustee of trusts for the benefit of Joel San Antonio's children; (v) 2,950 shares are held by Mr. Salpeter's spouse (Mr. Salpeter disclaims beneficial ownership of such shares); (vi) 487,000 are shares held by Mr. William Tweed subject to a purchase option agreement with Mr. Salpeter effective April 1, 1996; and (vii) 50,000 options are exercisable by Mr.
Salpeter at any time prior to July 22, 2001.


                                               Page 4 of 7 Pages


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                  (b) Mr.  Salpeter  has the sole  power to vote and  dispose of shares listed in items (i), (ii), (iii) and (iv) above. Mr. Salpeter's wife has the sole power to vote and dispose of shares listed in (v) above.

                  (c) The transactions in the Issuer's securities by Michael J. Salpeter for the time period beginning sixty (60) days prior to April 1, 1996 are listed as Annex A attached hereto and made apart hereof.

                  (d)    Not Applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  Agreement between Mr. Tweed and Mr. Salpeter effective April 1, 1996.


Item 7.           Material to be Filed as Exhibits

                  None.



                                               Page 5 of 7 Pages

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                                     ANNEX A


         On April 1, 1996, Mr. Salpeter entered into an agreement with Mr. William Tweed pursuant to which Mr. Salpeter received an option to purchase from Mr. Tweed the following shares before October 22, 2000: 187,000 shares at $2.16 per share, 100,000 shares at $6.00 per share, and 200,000 shares at the price equal to the fair market value of the common stock on or about April 1, 1996 based on the average bid and asked price of the common stock as of the close of business on such date.


                                               Page 6 of 7 Pages


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Signature

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:                         , 1998
                                                         Michael J. Salpeter



                                               Page 7 of 7 Pages

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